Charles J. Johnson

(617) 248-4020

cjohnson@choate.com

July 7, 2006

BY EDGAR AND FACSIMILE: (202-772-9210)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Viisage Technology, Inc.

Amendment No. 2 to the Registration Statement on Form S-4

File No. 333-131843

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarter Ended March 31, 2006

Form 8-K filed March 2, 2006

File No. 0-21559

Identix Incorporated

Form 10-K for the Year Ended June 30, 2005

Form 10-Q for the Quarterly Period Ended September 30, 2005

Form 10-Q for the Quarterly Period Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

File No. 1-09641

Ladies and Gentlemen:

On behalf of Viisage Technology, Inc. (“Viisage”) and Identix Incorporated (“Identix”), we are submitting this letter in response to your comment letter dated June 20, 2006 (the “Comment Letter”) with respect to Viisage’s Registration Statement on Form S-4 (the “Registration Statement”), to which Amendment No. 2 was filed on May 24, 2006, Viisage’s Form 10-K for the year ended December 31, 2005, Viisage’s Form 10-Q for the quarter ended March 31, 2006, Viisage’s Form 8-K filed March 2, 2006, Identix’ Form 10-K for the year ended June 30, 2005, Identix’ Form 10-Q for the quarterly period ended September 30, 2005, Identix’ Form 10-Q for the quarterly period ended December 31, 2005 and Identix’ Form 10-Q for the quarterly period ended March 31, 2006, all of which are referenced above. Filed herewith via EDGAR is Amendment No. 3 to the Registration Statement (the “S-4/A”). Paper copies of this letter and marked copies of the S-4/A are being delivered by overnight mail to Rebekah Toton at the SEC.

The following sets forth Viisage’s and Identix’ responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold, followed by Viisage’s and/or Identix’ responses. Page references included in the body of Viisage’s and/or Identix’ responses are to the S-4/A.

Form S-4/A

General

1.	We are in receipt of your application for confidential treatment (Control No. 17054) of certain portions of exhibits 10.79 and 10.80 to the registration statement. Comments on this matter will follow shortly under separate cover. Please note that all comments on your application for confidential treatment must be resolved prior to requesting acceleration of this registration statement.

Viisage understands that comments on the application for confidential treatment of certain portions of exhibits 10.79 and 10.80 will follow under separate cover and must be resolved prior to an acceleration request.

Securities and Exchange Commission

July 7, 2006

Questions and Answers About the Merger and Special Meetings of Stockholders, page I

Q: How will the merger benefit Robert LaPenta . . .? page VI

2.	We note the revised disclosure in this answer that you anticipate entering into certain agreements with L-1 in connection with SecuriMetrics and Identix acquisitions and for continuing management services after the merger. Revise your disclosure here and elsewhere in the prospectus, as appropriate (i.e., related party transactions), to provide more robust disclosure on your past and anticipated future business relationship with L-1. For example, we note from your response to prior comment 22 that prior to the consummation of the Aston investment, L-1 provided investment services to you relating to potential acquisition candidates for which you compensated them with “mutually agreed upon fees.” Disclose the fees paid to L-1 for those services and the criteria used to determine such fee. Moreover, your related party disclosure should detail the exact services previously provided, the service provided in the acquisitions of SecuriMetrics and ldentix, and indicate whether you anticipate that, based on a comparison of the level of services provided in each transaction, the fee to be paid to L-1 for services associated with the SecuriMetrics and Identix acquisitions will be similar to or substantially different from fees previously paid to L-1, Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce. We may have further comment.

In accordance with your comment, Viisage and Identix have revised the Registration Statement in the Q&A on pages IV through IX, “Interests of Certain Viisage Persons in the Merger” beginning on page 84 and “Certain Relationships and Related Transactions” beginning on page 215 to provide additional disclosure on Viisage’s past and anticipated future business relationship with L-1.

The revised disclosure relates to the following fees previously paid, or to be paid, to L-1 in connection with past and anticipated future services, respectively, rendered to Viisage:

•	in connection with the acquisition of IBT by Viisage, warrants to issue 440,000 shares at an exercise price of $13.75 for strategic advice, due diligence and other services provided by L-1 to Viisage;

•	pursuant to a consulting agreement to be entered into between L-1 and Viisage, L-1 will receive a one-time fee of $2.5 million simultaneously with the closing of the merger as consideration for professional services provided by L-1 in connection with the acquisition of SecuriMetrics and other transactions, including, without limitation, assisting Viisage in (1) analyzing the operations and historical performance of target companies; (2) analyzing and evaluating transactions with such target companies; (3) financial, business and operational due diligence; and (4) evaluating related structuring and other matters; and

•	in their capacities as executive officers of the combined company, initial base salaries of (i) for Robert V. LaPenta, $550,000; (ii) for James DePalma, $325,000; (iii) for Joseph Paresi, $225,000 and (iv) for Doni Fordyce, $220,000, plus certain bonuses, options in an aggregate amount of 800,000 and other benefits, each pursuant to an employment agreement to be entered into with Viisage.

Please note that the only services provided to Viisage by L-1 prior to the Aston investment in Viisage were strategic advice, due diligence and other services related to the acquisition of IBT in 2005. Viisage and Identix do not anticipate that there will be any other continuing management services provided by L-1 after the merger.

Securities and Exchange Commission

July 7, 2006

Q: What stockholder approvals are required for Viisage? page VII

3.	Revise to disclose the stockholder vote needed to approve the ratification of Deloitte & Touche as your new independent registered public accounting firm, similar to your disclosure on the votes needed to approval your other proposals.

In accordance with your comment, Viisage has revised the Registration Statement on page IX to disclose the stockholder vote needed to approve the ratification of Deloitte & Touche as its new independent registered public accounting firm.

Q: How many votes do Viisage stockholders have?, page VIII

4.	We note your response to prior comment 3 and the disclosure added on page 43. Please revise the forepart of the prospectus as requested to clarify the reasons why certain Viisage’s and Identix’s officers, directors and principal stockholders have agreed that, in the event that either board changes its recommendation to stockholders, the obligation to vote for the merger will continue to relate to 50% of the shares subject to the “voting” agreements similar to the revised disclosure on page 43.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages X and XI to clarify the reasons why certain Viisage’s and Identix’ officers, directors and principal stockholders have agreed that, in the event that either board changes its recommendation to stockholders, the obligation to vote for the merger will continue to relate to 50% of the shares subject to the “voting” agreements.

Risk Factors

Additional Risks Related to the Business of Identix

If Identix is unable to successfully address the material... page 36

5.	Please refer to prior comment 5 from our letter dated May 1, 2006. We note the revisions to your risk factor on Viisage’s disclosure controls and procedures. However, we were unable to locate any meaningful revisions to the risk factor relating to Identix’s internal control over financial reporting on page 36. Moreover, the text of that risk factor is confusing in that it appears merely to set forth the mechanics of an evaluation of internal control over financial reporting and cross-reference to certain periodic filings containing disclosure on such evaluation, rather providing a discussion of management’s conclusions of its evaluation. Please revise to provide investors with a brief description of management’s conclusions from its most current evaluation of internal control over financial reporting, describing in greater detail the material weakness identified, stating its independent auditors also concluded that internal controls were ineffective, and disclosing the highlights of the remediation plans being implemented to address the material weakness. Expand this risk factor, or include a separate risk factor, relating to the impact on the effectiveness of Identix’s disclosure controls and procedures and the risks posed to investors from ineffective disclosure controls and procedures. Please also simplify the subheading to this risk factor to comply with the plain English requirements of Rule 421.

In accordance with your comment, Identix has revised the Registration Statement beginning on page 38 to expand this risk factor.

Securities and Exchange Commission

July 7, 2006

Viisage Proposal No. 1 and Identix Proposal No. 1—The Merger

Opinion of Financial Advisor to the Board of Directors of Identix, page 64

6.	We note the revised disclosure on pages 70-71 in response to prior comment 17 of our letter dated May 1, 2006. We note USBX does not believe that any person other than the Viisage board of directors has the legal right to rely on its opinion and bases such belief on the limited nature of its contractual duty. Considering the opinion is prominently referenced throughout your registration statement, the receipt of such opinion is one of the reasons management cites for supporting the merger, and USBX has consented to the use of the opinion in a document that will be used to solicit stockholder approvals, it is unclear why your contractual arrangement with the board would limit investor rights to rely on the opinion as used in this document. If USBX wishes to continue to include a disclaimer in this section and in its written opinion filed as an exhibit to the registration statement, then you should revise this disclosure to provide an explanation as to why the limited nature of USBX’s contractual duty is a reasonable basis for its belief that no person other than the Viisage board of directors has the legal right to rely on its opinion. We note your statement that USBX is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Viisage board of directors to rely on its opinion. Is USBX aware of any precedent supporting a conclusion that investors are unable to rely on an opinion included in a disclosure document with the consent of the advisor that rendered the opinion? Revise to state whether the governing state law has addressed the availability of such a defense to the adviser in connection with any such shareholder claim.

In accordance with your comment, Viisage has revised the Registration Statement on page 72 to delete the disclaimer that USBX does not believe that any person other than the Viisage board of directors has the legal right to rely on its opinion.

Interests of Certain Viisage Persons in the Merger, page 82

Employment and change in control arrangements, page 84

7.	Please refer to prior comment 37 from our letter dated March 14, 2006 and prior comment 18 from our letter dated May 1, 2006. We note your previous response that no employment agreements have been finalized at this time. We also note that it does not appear any revisions were made in response to our previous comments. Please revise the prospectus to disclose the status of these negotiations as of the most recent practicable date, similar to that provided for the persons named on page 87.

In accordance with your comment, Viisage has revised the Registration Statement to disclose the material terms of the proposed employment agreements of the current Viisage executive officers and Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce beginning on page 87 and of the current Identix executive officers beginning on page 93.

Although the respective parties have agreed on the material terms of each of the proposed employment agreements, the agreements themselves have not been finalized as of the date hereof.

Securities and Exchange Commission

July 7, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 123

8.	We note your revised introductory disclosure and response to prior comment number 21. Please address the following with respect to your revised disclosure:

•	Your revised disclosure describing the historical financial data used to prepare the pro forma financial statements appears to include historical financial statements that were not actually used in the preparation. For example, your disclosure indicates that financial data for Viisage as of December 31, 2005 was used to prepare the pro forma financial statements. However, such financial statements were not used to prepare your pro forma balance sheet as the pro forma was prepared as of March 31, 2006. Your disclosure indicates that your pro forma statement of operations is based on SMI’s results for the three years ended December 31, 2005. However, your pro forma statement of operations is prepared based on the year ended December 31, 2005. Please revise your disclosure to clearly describe the financial statements used to prepare your pro forma financial statements.

•	We note your revised introductory paragraph also refers to audited and unaudited financial statements that should be read in conjunction with the pro forma financial statements. However, this disclosure appears to include financial statements that have not been included in the registration statement and exclude financial statements that are included. For example, your disclosure indicates that the pro forma should be read in conjunction with Viisage’s unaudited condensed financial statements as of and for the nine months ended March 31, 2006. Such financial statements have not been included in the registration statement. We further note you refer to Identix’s unaudited condensed financial statements as of and for the three months ended March 31, 2006. It appears you should also refer to the interim financial statements for the nine months ended March 31, 2006. Please revise or advise as appropriate.

In accordance with your comment, Viisage has revised the Registration Statement on page 131 to reflect the appropriate dates.

Unaudited Pro Forma Condensed Balance Sheet, page 124

9.	We note your pro forma adjustments for cash, other assets and accounts payable and accrued expenses that all appear to relate to transaction costs. The footnotes referenced do not currently identify why cash is being adjusted. Further, it appears that all three of these accounts are being adjusted for transaction costs, however, the discussion of transaction costs is currently in two separate footnotes. Please revise your footnotes to clearly explain why cash is being adjusted and discuss the total transaction costs from the transaction and how they are being reported in the pro forma adjustments.

In accordance with your comment, Viisage has revised the Registration Statement on page 134 to provide details related to the transaction costs in Note 5 to the pro forma financial statements.

Securities and Exchange Commission

July 7, 2006

Notes to Unaudited Pro forma Consolidated Condensed Financial Statements, page 127

10.	We note the portion of your response to prior comment number 22, which states, “Prior to the consummation of the Aston investment in Viisage, L-1 provided investment advice and related services to Viisage relating to potential acquisition candidates for Viisage for which it was compensated at a mutually agreed upon fees.” Your response also indicates that Aston is continuing to provide such services after the consummation of the investment agreement. Revise your disclosure on pages F-23 and F-51 to provide all the related party disclosures required by SFAS 57, paragraph 2, with respect to these transactions.

Please note that the only services provided to Viisage by L-1 prior to the Aston investment in Viisage were strategic advice, due diligence and other services related to the acquisition of IBT in 2005. Viisage respectfully calls the Staff’s attention to Note 3 to the December 31, 2005 consolidated financial statements, in which these services were disclosed. Note 3 also indicates that L-1 may perform services for Viisage in the future, that the nature, terms and compensation for those services have not been determined, and that such transactions would be subject to review and approval of the board of directors. Note 4 to the unaudited financial statements for the three months ended March 31, 2006 referred to the December 31, 2005 financial statements and indicated that there had been no material changes to Viisage’s related party transactions disclosed in such financial statements. Accordingly, Viisage does not believe that additional disclosure is required either in the December 31, 2005 financial statements or the March 31, 2006 financial statements. As described throughout the Registration Statement, Viisage and L-1 will enter into a consulting agreement, pursuant to which L-1 will receive a one-time fee of $2.5 million simultaneously with the closing of the merger as consideration for professional services provided by L-1 in connection with the acquisition of SecuriMetrics and other transactions, including, without limitation, assisting Viisage in (1) analyzing the operations and historical performance of target companies; (2) analyzing and evaluating transactions with such target companies; (3) financial, business and operational due diligence; and (4) evaluating related structuring and other matters. Viisage will not compensate L-1 for services L-1 provides to Aston as investment manager. In addition, Viisage will enter into a sublease agreement for the space currently occupied by L-1, which is also described in the registration statement. Viisage will provide disclosure of these arrangements in the financial statements included in future filings.

11.	We note your response to prior comment number 23 and reissue a portion of the comment. Our prior comment requested you to provide a revised analysis of SFAS 141, paragraph 17(b), that includes the impact of individuals that have not signed voting agreements in favor of the merger. However, your response only clarified that with respect to Viisage, each applicable person or entity executed a voting agreement. Please expand your analysis to tell us the impact of Identix individuals that have not signed voting agreements in favor of the merger and provide a revised analysis of SFAS 141, paragraph 17(b).

As indicated in Viisage’s letter to the Staff dated April 4, 2006, Identix’ largest shareholder, an institution not otherwise affiliated with Identix, will have a 5% ownership interest in the combined company on a fully diluted basis and was not requested to sign a voting agreement. No other individual shareholder of Identix will have an interest greater than 1% of the combined company. In applying the criteria of SFAS 141, Paragraph 17(b), Viisage considered whether a group of shareholders of Identix would constitute a significant minority interest in the combined company. In this regard, Viisage considered whether the group of Identix board members, executives and their affiliates who signed voting agreements would constitute such a group. In the aggregate, such individuals will have a 2% interest in the combined company considering in-the-money options and warrants. Viisage, therefore, concluded that they would not constitute a significant minority interest when compared to the interest of the Viisage group that signed voting agreements or to the interest of L-1 and its affiliates. Viisage advises the Staff that each of the current Identix board members, executives and their affiliates who were asked to execute voting agreements under the terms of the merger agreement did so. Accordingly,

Securities and Exchange Commission

July 7, 2006

Viisage’s evaluation does not consider the impact of any such individuals who have indicated that they would vote against the merger because there are none.

In summary, L-1 and its affiliates will own approximately 12.5% of the outstanding common shares of the combined company, considering in-the-money options and warrants. L-1, its affiliates and Viisage’s board members, executive officers and their affiliates, as a group, will own approximately 20%, which represents the largest minority interest in the combined company. The largest individual shareholder of Identix, who was not asked to sign a voting agreement, will have a 5% interest in the combined company and the group comprised of current Identix board members, executives and their affiliates will own a 2% interest in the combined company. Accordingly Viisage believes that, under the requirements of SFAS 141, Paragraph 17(b), Viisage is the accounting acquirer.

Viisage has also considered the impact of the changes to the composition of the board of directors of the combined company resulting from the amended merger agreement, which provides for a thirteen member board at the closing of the merger (nine of whom will be appointed by Viisage prior to the closing of the merger, and four of whom will be appointed by Identix prior to the closing of the merger), with an additional director to be appointed following the closing of the merger by the four directors appointed by Identix prior to the closing of the merger, for a total possible post-closing board of 14 directors. This compares to the previous board structure that contemplated a 12 member board of directors (seven of whom would have been appointed by Viisage and five of whom would have been appointed by Identix). Under the amended merger agreement, the composition of the board of the combined company immediately upon the closing of the merger will be as follows:

Class	Expiration of Term	Viisage Directors	Identix Directors

II	2007	5	None

III	2008	None	4

I	2009	4	None

Any additional director appointed by the four directors appointed by Identix will be a class I director.

The amended board structure of the combined company does not change Viisage’s prior conclusion that Viisage is the accounting acquirer for the same reasons set forth in Viisage’s response letter of May 24, 2006.

Information Regarding Viisage Business, page 138

Intellectual Property, page 148

12.	Please refer to prior comment 19 from our letter dated May 1, 2006. We note your response that there is no patent or other intellectual property right on which your business as a whole materially depends. However, Item 101(c)(1)(iv) of Regulation S-K requires that you specify the importance to the segment and the duration and effect of all patents held. Revise to disclose the importance of your patents to your business segments and state whether any business segment is materially dependent on a specific patent.

In accordance with your comment, Viisage has revised the Registration Statement on page 157 to disclose that neither Viisage’s business as a whole nor any segment of Viisage’s business is materially dependent on a specific patent.

Securities and Exchange Commission

July 7, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 154

Critical Accounting Policies and Significant Estimates

Valuation of Goodwill and Other Long-Lived and Intangible Assets, page 161

13.	We note your response to prior comment number 28 and your revised disclosure on page 161. However, your revised disclosure appears to only address the manner in which you allocate goodwill to reporting units. Therefore, we reissue the portion of prior comment number 28 which requests you to revise your disclosure to discuss how accurate your estimate of fair value has been in the past and how much the estimate has changed in the past. In addition, due to the significant amount of goodwill that will be recorded as a result of the pending acquisition, consider disclosing how reporting units are identified and changes in the number of reporting units or in the manner in which goodwill is allocated to the reporting units.

In accordance with your comment, Viisage has revised the Registration Statement on page 171 to provide information about how much the estimate has changed in the past. As noted in our response to prior comment number 28, we have performed analyses of fair value in each of 2004 and 2005. We believe the analyses of fair value at each date were accurate based on relevant facts available at the time and that changes in such fair value from 2004 to 2005 were the result of the factors described in the revised Registration Statement. Upon completion of the pending acquisition with Identix, we will again evaluate the manner in which Viisage is organized, the information the chief operating decision maker and other management uses to allocate resources and evaluate performance, the segments and reporting units of Viisage, and the related manner for the allocation of goodwill to such reporting units. We have not yet finalized the organizational structure of the combined company.

14.	Your response to prior comment number 28 and 29 indicates that prior to the acquisition of IBT, you operated in one reporting unit and hence you performed your goodwill impairment analysis based on this reporting unit. Tell us how you concluded that your reporting unit is the same as your reportable segment. As part of your response, tell us how you concluded that various markets, i.e. State and Local, Federal and Commercial/Emerging Markets, do not constitute separate reporting units pursuant to SFAS 142, paragraph 30. In this respect, we note based on your response to prior comment number 41 that discrete information about your various markets is available to your CODM. Your response further indicates that your CODM reviews revenue information with respect to your various markets. If you conclude that these markets do represent separate reporting units, provide a revised goodwill impairment analysis by reportable segment as required by SFAS 142, paragraph 18.

As noted in our responses to prior comments 28 and 29, Viisage operated in one segment and one reporting unit in 2004 and 2005 prior to the acquisition of IBT. Based on the criteria of SFAS 142, paragraph 30, Viisage believes that none of the State and Local, Federal and Commercial/Emerging markets constitutes a reporting unit. Specifically:

•	These markets do not constitute an operating segment.

•	These markets do not constitute a business. Rather, they represent aggregation of revenues by market areas in which Viisage sells all the company’s product and services. In addition, the markets do not have separate organizations nor do they have separate systems or assets. The company’s organization and assets support all the markets.

Securities and Exchange Commission

July 7, 2006

•	These markets are not managed independently and discrete expense information is not available for these markets.

•	These markets have no segment management responsible for reviewing the operating results of the market. Therefore, there are no measures of operating results for any individual markets that are regularly reviewed by any level of management for purposes of resource allocation.

Viisage also respectfully informs the staff that all the markets have similar economic characteristics since Viisage has similar product offerings across all markets, the methods of distributing its products and services are similar and Viisage deploys similar technology across such offerings.

Thus, Viisage concluded that it operated in a single reporting unit, as well as a single segment, prior to the IBT acquisition.

Results of Operations, page 166

15.	Please refer to prior comment 30 of our letter dated May 1, 2006. We note your response that “pricing pressure was not a trend affecting revenues” in your reported periods. We do not understand your response. We note from page 148 that you compete within your industry on the basis of service and support, technical excellence, price, credibility and flexibility. We further note from page 149 that substantially all your sales to new customers have been the result of competitive bidding for contracts and from page 155 that your typical government contracts are structured as fixed priced contracts or fixed price per credential contract. As such, we do not understand why you should not be providing meaningful disclosure regarding pricing or volume changes impact revenues and costs. Does your use of fixed term contracts limit your ability to implement pricing changes? Have these sorts of contracts contributed to your historical losses from operations? Please revise to provide some disclosure to investors regarding changes in revenues attributable to increase volume of services or products provided versus increases attributable to increased prices or margins.

In accordance with your comment, Viisage has revised the Registration Statement on page 178 with respect to the fixed price nature of our long term drivers’ license contracts. In addition, Viisage respectfully draws the Staff’s attention to Management’s Discussion and Analysis of Financial Condition and the Results of Operations for the years 2005, 2004, and 2003, which describes the factors affecting revenue trends, including competitive pressures, among the three years indicated.

16.	We note you have discussed your results of operations for revenue, cost of revenue and gross margin and operating expenses by segment. Please revise to provide a reconciliation of each financial statement caption by segment to your consolidated results as reported on your consolidated statements of operations for each period discussed. We believe that such reconciliation would assist the user to understand the context of the segment results to the consolidated financial results. Further, the disclosure should include an analysis and discussion of consolidated results of operations in addition to the segment information.

In accordance with your comment, Viisage has revised the Registration Statement beginning on page 175 and on page 180 to provide an analysis and discussion of the consolidated results of operations and a reconciliation of the results of operations by segment to Viisage’s consolidated results of operations.

17.

We note you have excluded the impact of stock based compensation and amortization of intangible assets when discussing certain results of your fingerprint products and services and SecuriMetrics segments. Such disclosures appear to be non-GAAP financial measures as they exclude the impact of certain costs required to be reported in accordance with GAAP. If correct, demonstrate the usefulness

Securities and Exchange Commission

July 7, 2006

of each of your non-GAAP financial measures. If you are able to overcome the burden or demonstrate the usefulness of such non-GAAP measures, revise to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K and question S of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” If you are not able to overcome the burden of demonstrating the usefulness of such measures, revise to include the impact of stock-based compensation and amortization of intangible assets when discussing your results of operations.

In accordance with your comment, Viisage has revised the Registration Statement beginning on page 178 to discuss the results of operations after including stock based compensation and amortization in the respective financial statement captions.

Certain Relationships and Related Transactions, page 204

Relationship with L-1 Investment Partners, LLC

18.	As requested above, please revise your disclosure on page 205 to specifically address the prior advisory services provided by L-1 to Viisage and quantify the fee paid for such services. You should contrast previous services with the services provided in the SecuriMetrics acquisition and provide a reasonable estimate of the fees payable to L-1 for services associated with that transaction. Similar disclosure should be provided regarding advisory services provided for this merger transaction and anticipated fees and expenses to be paid to L-1. These discussions should include the criteria used to calculate the fees paid and an indication of who takes part or will take part in the negotiation of the fees on behalf of Viisage.

As discussed in our response to comment 2, Viisage has made revisions throughout the Registration Statement to disclose the fees paid to L-1 for past and anticipated services. The fees payable to L-1 for services associated with the Identix merger and the acquisition of Securimetrics were negotiated among L-1 and the compensation committees of Viisage and Identix.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-l 3

19.	Your response to prior comment number 36 indicates that you establish VSOE of fair value of software PCS and hardware maintenance based on the price when sold separately. This implies that you establish VSOE of fair value of PCS based on separate sales and not based on a stated renewal rate in your arrangements. If this is correct, please tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, tell us how you determined it is appropriate to use a range of prices to establish VSOE of a particular PCS element. As part of your response, please describe the process you use to evaluate the various factors that affect VSOE of PCS (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). In addition, clarify how you have sold the software PCS and hardware maintenance separately.

As a clarification to our response to prior comment 36, generally customer hardware maintenance and software maintenance contracts have distinct renewal rates specified, and may be purchased independently from each other. Such renewal rates constitute VSOE of fair value. For those contracts that do not have renewal rates, VSOE is determined by reference to Viisage’s price list that management with the requisite authority has committed.

Securities and Exchange Commission

July 7, 2006

20.	We note your evaluation of the indicators of EITF 99-19 in response to prior comment number 37. Your response supports your conclusion that revenue should be reported on a net basis when you are the subcontractor in these arrangements. Describe how you are presenting the filed fee received from the primary contractor in your statements of operations. In this regard, explain whether you record this fee in revenue net of any related cost associated with the fee. Describe the nature of any cost directly incurred to earn this fee. Explain how you arrive at the net basis for reporting revenue. Contrast the net basis reporting to your reporting on a gross basis. That is, indicate how you record revenue when you are the principal and describe the associated cost. We may have further comments.

Viisage respectfully advises the Staff that the fees earned by Viisage in circumstances where it performs as a subcontractor are included in service revenues in the statement of operations. The fees represent the only compensation that Viisage is entitled to receive and collect under the arrangement and are not reduced by any payments made by Viisage. Because the capture of the fingerprints, processing of the applicant fees, delivery of the fingerprints and other related activities are performed by, and are the responsibility of, the prime contractor or its other subcontractors, Viisage incurs no other costs. The prime contractor makes all payments to the subcontractor and, accordingly, Viisage’s only cost, which is included in cost of revenues, is depreciation of its fingerprint capture equipment.

In contrast, when Viisage is the prime contractor and acts as principal, Viisage records the applicant fees as service revenue and the following as cost of revenues:

•	fees paid to the FBI for fingerprint matching;

•	fees paid to the relevant state or federal agency that evaluates the results of the FBI fingerprint matching;

•	fees paid to subcontractors for capturing fingerprints, processing applicant fees; maintaining a help desk, maintaining servers and other services;

•	depreciation of fingerprint capturing equipment; and

•	amortization of acquired technology.

Goodwill, page F-18

21.	We note your revised disclosure on page F-33 in response to prior comment number 40. However, we further note that you did not include the amount of goodwill by reportable segment in the segment reporting and geographic information footnote in your financial statements for the quarter ended March 31, 2006. Please revise your first quarter 2006 financial statements to disclose amount of goodwill by reportable segment and confirm that you will continue to provide this disclosure in future filings.

In accordance with your comment, Viisage has revised the Registration Statement on page F-52 to disclose goodwill by reportable segment. Viisage confirms that it will continue to disclose the goodwill by reportable segment in future filings.

Securities and Exchange Commission

July 7, 2006

Notes to Condensed Consolidated Financial. Statements

Note 5. Business Segments, Geographical Information and Concentrations of Risk, page F-52

22.	We note your disclosure, which states the advanced technology identity solutions segment includes all corporate general and administrative expenses. Clarify why you have included corporate expenses in this operating segment. As part of your response, clarify whether your advanced technology identity solutions segment earns revenues from your corporate expenses. We refer you to SFAS 131, paragraph 11.

Prior to the acquisition of IBT on December 16, 2005, Viisage operated in one segment and as such did not allocate any expenses, including corporate general and administrative expenses. Following the acquisition of IBT, through the first quarter of 2006, Viisage did not allocate any corporate general and administrative expenses to other segments because the corporate functions have been integrated with and primarily support the advanced technology identity solutions segment. In this regard, the recently acquired fingerprint products and services and Securimetrics segments have to date operated autonomously and do not rely on corporate functions to any significant degree. Prospectively, following the completion of the pending acquisition of Identix, Viisage expects to re-evaluate its operating segments and the allocation of all costs, including corporate general and administrative expenses.

Form 8-K filed March 2, 2006

23.	We note your response to prior comment number 47 with respect to your use of non-GAAP financial measures. Your response indicates, in part, that management believes your non-GAAP measures are useful as they provide “a more complete picture for investors to evaluate how Viisage’s acquisition strategy is directly impacting Viisage’s operational performance.” You also cite this as the economic substance behind management’s decision to use such a measure. However, it appears that there would be other non-cash costs of such acquisitions that are not being eliminated from your non-GAAP measure. Address why you believe that excluding certain non-cash charges is a more complete picture of your performance than the corresponding financial statements prepared in accordance with GAAP. Address why the non-GAAP measure includes the revenues from the acquisition, but not all the cost associated with generating that revenue. Therefore, we do not believe that you have adequately addressed the usefulness of your non-GAAP measure. Note, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness of your non-GAAP measure or eliminate such measure from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of the amortization of intangible assets or stock-based compensation will become immaterial within a near-finite period.

Viisage acknowledges that it believes that the use of non-GAAP financial measures, together with the corresponding GAAP financial measure, provides “a more complete picture for investors to evaluate how Viisage’s acquisition strategy is directly impacting Viisage’s operational performance.” However, Viisage does not intend to imply that GAAP measures provide an incomplete picture; rather it believes that as supplemental information to its corresponding GAAP measure, EBITDA provides another useful measure with which to assess the company’s performance. As stated in Viisage’s response to prior comment 47, Viisage believes that the use of the EBITDA non-GAAP financial measure is appropriate only when used with the corresponding GAAP financial measures. Viisage believes that non-cash charges for depreciation and amortization included in the GAAP measures of performance make it difficult for an investor to evaluate Viisage’s growth and prospects and

Securities and Exchange Commission

July 7, 2006

believes that a commonly-used non-GAAP financial measure such as EBITDA, which is reconciled to the GAAP financial measure to which it most closely correlates, net income (loss), provides additional information for investors to evaluate how Viisage’s acquisition strategy is directly impacting Viisage’s operational performance. In this way, investors can evaluate the usefulness of both the GAAP financial measure and the corresponding non-GAAP financial measure and consider both to evaluate the company’s performance.

As noted in its prior response, Viisage has grown significantly through acquisitions during 2004, 2005 and 2006, and anticipates continuing its strategy of acquiring companies and assets in the identity technology and related industries. As a result of previous and expected future acquisitions, Viisage’s financial statements include substantial non-cash charges for depreciation, amortization and deferred income taxes. In accordance with the common definition of EBITDA, those non-cash charges to income are excluded in Viisage’s calculation. Viisage is not aware of other material non-cash charges which are being excluded.

Viisage also is not aware of any other costs from acquisitions that are being excluded in its calculation of EBITDA derived from historical financial statements. As shown in the reconciliations Viisage provided in its quarterly press releases where EBITDA is provided for past performance (as opposed to the Form 8-K filed March 2, 2006 in which it is provided prospectively), the reconciliations show that the only items excluded are interest, taxes, depreciation and amortization. Since the term EBITDA by definition excludes these items, Viisage believes that EBITDA, as presented, complies with the commonly accepted definition of EBITDA. Viisage acknowledges that EBITDA includes revenues from acquisitions but not the amortization and depreciation of acquired long-lived assets such as fixed assets and amortizable intangible assets, Viisage does not believe these assets differ in any substantial manner from similar assets acquired in transactions not involving acquisitions of businesses (such as the purchase of capital equipment). In both cases they are used to generate revenues and the related amortization and depreciation represent a charge that will not require the use of cash either currently or in the future. Viisage expects the amortization of intangible assets to continue to be material to its financial statements for the foreseeable future. To a lesser degree, Viisage expects that amortization of stock based compensation also will be material.

While Viisage recognizes the limitations of the use of EBITDA, management believes that it adequately compensates for these limitations by limiting the use of EBITDA in its communications with investors to quarterly earnings releases. The limitations are clearly articulated and the communications include a reconciliation of EBITDA to net income (loss) which shows the specific reconciling items between EBITDA and net income (loss). Viisage does not use EBITDA in its filings under the Securities Exchange Act of 1934 (other than furnishing quarterly press releases as exhibits to Form 8-K and discussing compliance with bank covenants in historical financial statements and MD&A).

As noted in Viisage’s response to prior comment 47, Viisage management uses EBITDA in setting internal performance targets for its business, many of the research analysts which issue reports about Viisage use EBITDA as a measure of Viisage’s performance and growth, EBITDA is a commonly used measure by investors to value companies, and Viisage uses EBITDA to evaluate potential acquisition targets. Viisage further believes that EBITDA is a useful measure of its performance, particularly as a consequence of Viisage’s acquisition strategy. Viisage expects to continue its acquisition strategy, and accordingly believes that EBITDA, in combination with the corresponding GAAP net income (loss) reconciliation, will continue to be used by Viisage management to operate its business and, therefore, will continue to be a useful measure for investors.

Securities and Exchange Commission

July 7, 2006

24.	Your response to prior comment number 47 also indicates that management uses the non-GAAP financial measure, in part, to measure compliance with the financial covenants included in your line of credit. Therefore it still appears that this non-GAAP measure may be used as a measure of liquidity. Please advise or revise to include a reconciliation to cash flows from operations.

Viisage’s line of credit with Citizens Bank includes various financial covenants which are described beginning on page 158 of the Registration Statement. Two of these financial covenants are based on EBITDA (as calculated from net income), and therefore Viisage must provide information to Citizens Bank with respect to its quarterly and trailing twelve month EBITDA to demonstrate compliance with those covenants. Viisage has described these covenants to investors because the Company believes that investors would properly be interested in continuing to evaluate Viisage’s compliance with such bank covenants, and thus is another reason why EBITDA is a useful measure to be provided to investors. Viisage also believes that one of the reasons that Citizens Bank requires the use of EBITDA in two of the financial covenants is that Citizens Bank likewise recognizes the value of EBITDA as a measure of the company’s ongoing operating performance due to its acquisition strategy, not as a measure of liquidity. In this regard Viisage believes that EBITDA is of limited value as a measure of liquidity since by definition it excludes sources and uses cash such as interest income, non operating income and expenses, income taxes, capital expenditures and changes in working capital, among other items and therefore is not an indicator of the company’s ability to meet its debt service obligations.

*    *    *    *    *

Please direct any general questions or comments concerning this letter, and any requests for additional information to the undersigned at (617) 248-4020 or to Frederick P. Callori at (617) 248-5239.

Very truly yours,

/s/    Charles J. Johnson

Charles J. Johnson

cc:	Chris White, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Rebekah Toton, Securities and Exchange Commission

Elliot J. Mark, Esq.

Frederick P. Callori, Esq.